[Skadden, Arps, Slate, Meagher & Flom LLP]

November 2, 2006

Gregory Dundas

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	NYMEX Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-138126) Originally Filed on October 20, 2006 (the “Registration Statement”)

Dear Mr. Dundas:

On behalf of our client, NYMEX Holdings, Inc., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which was filed today via EDGAR with the Securities and Exchange Commission (the “Commission”). Amendment No. 1 has been marked to show changes from the Registration Statement, filed with the Commission on October 20, 2006. The changes in Amendment No. 1 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated October 27, 2006 (the “Comment Letter”).

Additionally, as you have previously seen, we made similar changes to the Registration Statement on Form S-1 (File No. 333-135800), originally filed on July 17, 2006, relating to the Company’s initial public offering, on October 31, 2006, and we direct the Staff to our response filed therewith.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 735-3259, or Eric J. Friedman at (212) 735-2204.

Very truly yours

/s/ Michael J. Zeidel
Michael J. Zeidel

Enclosures

cc:	Christopher Bowen
Richard Kerschner